Exhibit 1

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON ANNOUNCES THE START OF SUMMER
EXPLORATION PROGRAM ON THE WHEELER RIVER PROJECT
Toronto, ON — May 30, 2011... Denison Mines Corp. (TSX:DML) (NYSE AMEX:DNN) (“Denison” or the “Company”) is pleased to provide this update on the upcoming exploration drill program on the Wheeler River Project operated by Denison in the Athabasca Basin, Saskatchewan. The summer program is anticipated to begin in early June and will involve the drilling of approximately 55 holes for 24,000 metres. This will require three drill rigs, with one rig scheduled to start June 1st and the second and third rigs starting June 15th.
Summer Drill Program
The summer 2011 drill program will focus on three primary objectives:
1) Adding to the existing mineral resource estimates at Zones A and B with infill and periphery drill holes. High-grade mineralization intersected this winter (WR-376 and WR-383, see below) suggests extensions of high-grade mineralization along east/west structures. Approximately 65% of the total drilling will be directed to this work.
2) Continuing to test the Phoenix deposit’s structure/stratigraphy, by stepping out approximately two kilometres to the southwest of Zone C, where there is a resistivity anomaly that is proximal to the interpreted quartzite contact.
3) Testing along-strike and cross-strike structures that are interpreted to be related to the Phoenix horizon by drilling several holes in the general Phoenix area. The REa trend, a gravity anomaly, and several fences in Zone D, immediately north of Zone A, will also be targeted.

Winter Drill Program Results
All assay results from the winter drill program have been received. Previously released eU3O8 probe results (April 29, 2011) are confirmed and expanded by the assay results. The following table show the significant mineral intersections from the winter program.

Hole	Depth From	Interval	Grade (%U3O8)	GT Grade X
Number	(m)	Thickness (m)	(0.05% cutoff)	Thickness
WR-366	396.5	5.5	0.41	2.3
WR-368	369.0	1.5	2.11	3.2
WR-369	404.8	1.5	1.67	2.5
WR-376	393.0	8.5	12.30	104.6
WR-383	393.0	2.0	3.01	6.0
WR-368 was drilled in Zone C, while the remainder of the above intersections were drilled in Zone A and are shown in the attached figure.
Joint Venture Participants
Denison is the operator and holds a 60% interest in the Wheeler River Property. Cameco Corporation holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest. All previous and current drill results from the Phoenix deposit have been tabulated and are presented on Denison’s website at www.denisonmines.com.
Qualified Person
The technical information contained in this press release related to the above described exploration activities is reported and verified by Lawson Forand, Denison’s Exploration Manager, Saskatchewan, who is a Qualified Person in accordance with the requirements of National Instrument 43-101. All drill holes reported were drilled at either -80 or -90 degrees and while the exact attitude of the mineralization remains uncertain, it is believed, at this time that the mineralized intervals represent near true widths. Chemical analyses were completed by SRC Geoanalytical Laboratories of Saskatoon, Saskatchewan, and the grades are reported at a 0.05% U3O8 cut-off. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 28, 2011 filed under the Company’s profile on the SEDAR website.
About Denison
Denison Mines Corp. is an intermediate uranium producer with production in the U.S., combined with a diversified development portfolio of projects in the U.S., Canada, Zambia and Mongolia. Denison’s assets include its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. Denison owns interests in world-class exploration projects in the Athabasca Basin in Saskatchewan, including its flagship project at Wheeler River, and in the southwestern United States, Mongolia and Zambia. Denison is the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium in concentrates and uranium hexafluoride.
For more information, please contact

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

Jim Anderson	(416) 979-1991 Extension 372
Executive Vice President and CFO

Cautionary Statements Regarding Forward Looking Information
Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; estimates regarding Denison’s uranium and vanadium production levels and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves and resources through acquisitions and development; and receipt of regulatory approvals, permits and licences and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2011, available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov, as well as the following: global financial conditions, the market price of Denison’s securities, volatility in market prices for uranium and vanadium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources and production; uncertainty as to reclamation and decommissioning liabilities; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; geological, technical and processing problems; the ability of Denison to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners, and the adequacy of insurance coverage.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This press release may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

DENISON MINES
DENISON MINES CORP.
WHEELER RIVER PROPERTY
PHOENIX URANIUM DISCOVERY
Denison 60% Cameco 30% JCU 10%
N
S
E
W
• Only the highest grade intersections are shown where drill holes have more than one mineralized interval.
• This map only shows results of drilling for the 2011 winter program. Please refer to Denison's website for all prior results.
• Grade x Thickness contours based on results to hole WR-384 of the winter program.
• To accompany press release dated May 30, 2011
Zone A (Nov 17, 2010)
Indicated 89,900 t @ 18.0% U_3O_8
35,638,000 lbs. U_3O_8
WR-384
WR-373
WR-383
Zone D
Zone B
WR-369
1.67%U_3O_8/1.5m
WR-366
0.41%U_3O_8/5.5m
WR-376
12.30%U_3O_8/8.5m
WR-383
3.01%U_3O_8/2.0m
398.107
158.489
63.096
25.000
10.000
3.981
1.585
0.631
0.251
0.100
0.040
0.006
0.003
0.001
0.000
grade*thickness
(%U_3O_8(%eU_3O_8)*m)
drill hole collar and trace
pelite
graphitic pelite
garnetiferous pelite
semipelite
quartzite
WS thrust fault
WS hangingwall fault
cross fault
Uranium Intersection
0
200m